Faraday Labs Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Faraday Labs Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
November 4, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	700,831	307,803
Inventory	581,172	417,953
Prepaid Expenses	-	16,192
Total Current Assets	1,282,003	741,948
Non-current Assets		
Computers, Furniture, and Fixtures, net of Accumulated Depreciation	724	7,563
Intangible Assets: Patents, net of Accumulated Amortization	50,000	-
Total Non-Current Assets	50,724	7,563
TOTAL ASSETS	1,332,728	749,512
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	335,005	143,014
Notes Payable	-	694,291
Taxes Payable	19,766	29,758
Payroll Liabilities	11,955	-
Accrued Interest from Convertible Notes	70,716	47,144
Convertible Notes	1,290,651	1,290,651
Gift Card Liability	1,285	5,177
Total Current Liabilities	1,729,379	2,210,035
Long-term Liabilities		
Future Equity Obligations	2,683,768	1,002,389
Total Long-Term Liabilities	2,683,768	1,002,389
TOTAL LIABILITIES	4,413,147	3,212,424
EQUITY		
Common Stock	716	716
Preferred Stock	538	538
Additional Paid in Capital	1,485,328	1,589,182
Accumulated Deficit	(4,567,001)	(4,053,348)
Total Equity	(3,080,419)	(2,462,912)
TOTAL LIABILITIES AND EQUITY	1,332,728	749,512

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	2,900,756	2,497,210
Cost of Revenue	1,179,774	1,302,660
Gross Profit	1,720,982	1,194,551
Operating Expenses		
Advertising and Marketing	1,281,040	981,369
General and Administrative	947,967	1,261,822
Research and Development	7,397	122,405
Depreciation & Amortization	2,401	3,858
Total Operating Expenses	2,238,804	2,369,454
Operating Income (loss)	(517,823)	(1,174,904)
Other Income		
Other	48,777	16,490
Total Other Income	48,777	16,490
Other Expense		
Loss on Sale of Assets	2,165	-
Interest Expense	42,442	59,407
Total Other Expense	44,607	59,407
Earnings Before Income Taxes	(513,653)	(1,217,821)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(513,653)	(1,217,821)

Statement of Cash Flows

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(513,653)	(1,217,821)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation and Amortization	2,401	3,858
Accounts Payable	191,992	(41,576)
Inventory	(163,219)	23,857
Prepaid Expenses	16,192	(4,177)
Taxes Payable	(9,992)	18,914
Payroll Liabilities	11,955	(1,913)
Other Accrued Expenses	18,133	(5,004)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	67,461	(6,040)
Net Cash provided by (used in) Operating Activities	(446,192)	(1,223,861)
INVESTING ACTIVITIES		
Sale of Furniture and Fixtures	7,087	-
Patents	(51,100)	
Net Cash provided by (used by) Investing Activities	(44,013)	-
FINANCING ACTIVITIES		
Proceeds from/(Repayments of) Notes Payables	(694,291)	232,118
Proceeds from Future Equity Obligations	1,681,379	1,002,389
Distributions to Shareholders	(103,854)	-
Net Cash provided by (used in) Financing Activities	883,234	1,234,507
Cash at the beginning of period	307,803	297,157
Net Cash increase (decrease) for period	393,029	10,646
Cash at end of period	700,832	307,803

Statement of Changes in Shareholder Equity

	Common Stock		Series Seed Preferred Stock										
	# of Shares Amount	$ Amount	Series Seed-1 # of Shares Amount	Series Seed-2 # of Shares Amount	Series Seed-3 # of Shares Amount	Series Seed-4 # of Shares Amount	Series Seed-5 # of Shares Amount	Series Seed-6 # of Shares Amount	Series Seed-7 # of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2022	7,159,172	716	526,566	1,137,422	1,051,394	249,175	12,517	1,942,532	462,665	538	1,589,182	(2,835,528)	(1,245,092)
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	(1,217,821)	(1,217,821)
Ending Balance 12/31/2022	7,159,172	716	526,566	1,137,422	1,051,394	249,175	12,517	1,942,532	462,665	538	1,589,182	(4,053,348)	(2,462,912)
Distributions to Shareholders	-	-	-	-	-	-	-	-	-	-	(103,854)	-	(103,854)
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	(513,653)	(513,653)
Ending Balance 12/31/2023	7,159,172	716	526,566	1,137,422	1,051,394	249,175	12,517	1,942,532	462,665	538	1,485,328	(4,567,001)	(3,080,419)

Faraday Labs Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Faraday Labs Inc. dba Lambs (the "Company") was incorporated in the State of Delaware on July 17, 2018. Previously, the Company was incorporated as Spartan Wear Inc. The Company specializes in the first radiation proof technology apparel that provides multiple health benefits to the consumers. The Company's headquarters are located in Santa Monica, California.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, WaveStopper SAS a French entity that was closed in 2023. The entity had minimal activity during its existence and all significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31st, 2023, the total inventory balance was $581,719 consisting of finished goods of $570,719 and the balance of inventory related to inventory in transit was $10,454.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31st, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Computers	3	6,772	(6,064)	-	708
Fixtures & Furniture	7	1,926	(1,910)	-	16
Grand Total	**-**	**8,698**	**(7,974)**	**-**	**724**

Intangible Assets

A summary of the Company's intangible assets is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/23
Patents	3	51,100	(1,100)	-	50,000
Grand Total	**-**	**51,100**	**(1,100)**	**-**	**50,000**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2022	1,946,697	$0.088
Granted	-	$-
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2022	1,946,697	$0.088
Granted	195,000	$0.12
Exercised	-	$-
Expired/cancelled	(138,835)	$0.088
Total options outstanding, December 31, 2023	2,002,862	$0.09
Options exercisable, December 31, 2023	1,705,444	$0.09

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2022	816,373	$0.088
Granted	-	$-
Vested	(313,352)	$0.088
Forfeited	-	$-
Nonvested options, December 31, 2022	503,021	$0.088
Granted	195,000	$0.120
Vested	(261,768)	$0.088
Forfeited	(138,835)	$0.088
Nonvested options, December 31, 2023	297,418	$0.11

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, Delaware, New York, and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

In 2022, the Company entered into a Shopify Capital Agreement resulting in them receiving $400,000 and being required to repay $432,000. The Company was required to remit 17% of daily sales. The balance of the liability was $96,757 as of December 31st, 2022 and was fully repaid in 2023.

The Company entered into various working capital loans with a third party. The liability balance was $597,534 as of December 31st, 2022, and was fully repaid in 2023.

The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 2%. The amounts were to be converted automatically in Preferred Stock at the maturity dates in 2023, but however will be extended until after the Regulation CF campaign expected in Q4 2024 or Q1 2025. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The Company accrued interest of $70,716 as of December 31st, 2023.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at no discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $20M – $30M.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	$1,290,651
2025	-
2026	-
2027	-
2028	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 15,500,000 common shares with a par value of $0.0001 per share. 7,159,172 shares were issued and outstanding as of 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 5,919,606 preferred shares with a par value of $0.0001 per share consisting of 526,566 Series Seed-1 Preferred Stock all of which were issued and outstanding as of December 31st, 2023, 1,137,422 Series Seed-2 Preferred Stock all of which were issued and outstanding as of December 31st, 2023, 1,051,394 Series Seed-3 Preferred Stock all of which were issued and outstanding as of December 31st, 2023, 249,175 Series Seed-4 Preferred Stock all of which were issued and outstanding as of December 31st, 2023, 12,517 Series Seed-5 Preferred Stock all of which were issued and outstanding as of December 31st, 2023, 1,942,532 Series Seed-6 Preferred Stock all of which were issued and outstanding as of December 31st, 2023, 1,000,000 Series Seed-7 Preferred Stock of which 462,665 were issued and outstanding as of December 31st, 2023.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2023, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 4, 2024, the date these financial statements were available to be issued.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties totaling $1,094,008. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at no discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $20M.